INVEST IN **AUSSIE SOLES GLOBAL**

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Successful orthotic footwear made with sustainable materials



aussiesoles.com Sheridan WY

Technology | Main Street | Retail | Health and Fitness | Ecommerce

OVERVIEW UPDATES WHAT PEOPLE SAY 36 ASK A QUESTION 10

Highlights

1. 🏆 75% of Americans experience foot problems. We believe we have the solution.
2. 📝 American Podiatric Medical Association (APMA) approved our key Starfish orthotic products
3. 🌿 Made with AusLite sustainably sourced sugarcane for outsoles, and recycled bottles for straps
4. 98% of Podiatrists taking part in our 2019 UK College of Podiatry study would recommend Aussie Soles
5. 🌿Ethically grown Australian Merino Wool fibers used in orthotic trainers, leisure shoes, and Uggs
6. 📈 Launch of our USA business based on tried and tested success with our partners in Australia
7. 💰 $116 Billion global markets in sandals and other footwear
8. ⭐ Scoring of 4.8/5.0 on TrustPilot (.uk and .com sites). We also have 2,800 4.5+⭐ Yotpo reviews

Our Founder



Craig Taplin Director & Founder

Experienced and determined founder launched Aussie Soles and has taken the brand to great heights. Winner of Small Business of the Year on the Sunshine Coast Qld in 2018 and was a finalist in 2019. Launched the BuyOne GiveOne initiative in 2019

We care about foot health which is an essential part of everyone's life around the world, so providing an answer to so many problems that people face day to day through sports, exercise, and life in general, we can innovate our ranges and deliver high-quality solutions to support almost every foot while supporting the earth we live in too.

Top 3 Reasons to Invest

1. **Well-established** footwear brand offering **podiatrist-approved** orthotic sandals and leisure shoes that help alleviate common foot pain experienced by 75% of Americans.

2. Made with environment-friendly and sustainably sourced materials, such as recycled single-use plastic, and/or our plant-based carbon-reduced **AusLite™** antibacterial polymer foam, made from **sustainable sugar cane.**

3. We are now expanding to take a larger share of the global, **$116B** global footwear industry; we intend to have our stock traded on **NASDAQ in 2 years (not guaranteed).**

Aussie Soles. Relax Ya Feet 😌

THE PROBLEM WITH FEET.

Feet. We all have them – and the vast majority of us have problems with them.

In fact, foot problems could be seen as something of an epidemic.

For example, research has shown that a staggering **75% of Americans experience foot problems.**

Around **60 million Americans have flat feet,** while 10% of Americans experience plantar fasciitis. The problem is worse for runners, who have to deal with the pressure of four times their body weight on their feet when running, with 30% of American runners experiencing plantar fasciitis.

And these figures are just the tip of a rather painful iceberg.


2019 study on foot pain at the College of Podiatry UK
93%
Would recommend Aussie Soles for recovery after exercise
98%
Would recommend Aussie Soles as a healthy alternative to flat sandals

Sadly, traditional sandals do nothing to help.

AUSSIE SOLES, ON THE OTHER HAND, DO.


Heel cup provides extra comfort and support
Supportive strap
Super soft, durable divider
Lightweight AusLite closed cell foam
Tarsal bar eliminates toe clenching
Anatomically correct arch and met support

A STEP IN THE RIGHT DIRECTION

You have the opportunity to invest in the solution to foot pain – Aussie Soles.

THIS IS **NOT SIMPLY ANOTHER** SANDALS

Because the world doesn't need another throwaway sandal.

Aussie Soles is an **established Australian footwear brand** offering **podiatrist-approved** orthotic sandals that help alleviate common foot pain, look stylish, and feel great to wear, all while being sustainably made and supportive of the community.

AUSSIE SOLES ALREADY HAS AN ARMY OF **SATISFIED CUSTOMERS**, WITH AN AVERAGE RATING OF 91% FROM MORE THAN **2,800 REVIEWS** ON YOTPO, ALONG WITH A 4.8 SCORE ON TRUSTPILOT (.UK AND .COM SITES).

REVIEWS FROM YOTPO.COM

2,800
REVIEWS

4.54/5.0
91% AVE RATING

★★★★★	2,153 REVIEWS	76.90%
★★★★	291 REVIEWS	10.40%
★★★	176 REVIEWS	6.30%
★★	73 REVIEWS	2.60%
★	106 REVIEWS	3.80%

40%
ENGAGEMENT RATE

PLANTAR FASCIITIS TESTIMONIALS

"Orthotic Thongs that I purchased are excellent having suffered with Plantar fascia they give excellent support especially on tilled floors we have throughout our home."
- Ken B.

"Love how they relieve plantar fasciitis pain, stylish and comfortable."
- Graeme P.

"I have been wearing these for 4 years. Totally wonderful for those suffering plantar fasciitis. Highly recommend."
– Deb S.

"This was my third pair of Starfish. I started wearing them after suffering from Plantar Fasciitis. They are extremely comfortable and hard wearing. I've also introduced my husband to them who usually wears custom orthotics in his shoes but these are great for round the house or in the garden when it is too hot to wear shoes. They are excellent value for money. I recommend them to lots of other people and will definitely continue wearing them."
- Ruth W.

A recent survey saw 98% of people recommend Aussie Soles orthotic sandals over traditional flat sandals.


The brand has also been granted Seal of Approval footwear status by the **American Podiatric Medical Association (APMA).**

Aussie Soles review by Dr. Marc Brenner, NY, USA


Aussie Soles with Dr. Marc A. Brenner NY USA
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Here's what Aussie Soles has to offer:

THE END OF FOOT PAIN

The first thing that attracts people to Aussie Soles is that our unique sandals can help alleviate the foot pain suffered by millions of people around the world.

Our mission is to help as many people as possible with orthotic footwear, without them having to feel like an outcast due to poor styles or lack of choice.

These revolutionary sandals are so effective because we pay great attention to the anatomically correct arch and heel support. This support helps realign feet into their natural position and relieve many common foot complaints.

Our unique lightweight polymer foam hugs feet and the tarsal bar eliminates toe clenching, allowing for a relaxed and natural walk.

A LIGHTER CARBON FOOTPRINT

At Aussie Soles, we are also treading lightly when it comes to our carbon footprint. We love our beautiful coastal scenery in Australia, and we want to keep it as nature intended.

This is why we are committed to improving our materials and processes to benefit the environment. We have trialed the use of environmentally friendly and sustainably sourced materials, such as **recycled single-use plastic and our plant-based AusLite™ antibacterial polymer foam, which is made from sustainable sugarcane.**

These trials have been successful and from this year we will be introducing more environmentally friendly and sustainably sourced materials.

SUPPORTING THE COMMUNITY

We believe in giving back to our community and supporting those in need. This is why Aussie Soles is part of the **Buy-One Give-One program**, where we donate pairs of our orthotic sandals and other footwear to support people in need around the world.

To date, we have donated 200,000 pairs, with plans to reach more people and provide more support with a new donation goal of 1,000,000 pairs in one year.

WE HAVE DONATED 200,000 PAIRS SO FAR






MTN

Aussie Soles - Winner of Sunshine Coast Business Awards, 2018 (and finalist in 2019 too)


SUNSHINE COAST BUSINESS
18 AWARDS
Sunshine
COUNCIL
ANZ
IMAGES
Kon-Tiki
PACIFIC
MOTORGROUP
PEPPERS
tafe

Aussie Soles on Industry Leaders


Aussie Soles on Industry Leaders
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Aussie Soles Founder Craig Taplin with his daughters Jaya, Savannah, and India



AUSSIE SOLES REVIEW BY FORDY RUNS


Running Recovery Sandals
RECOVERY SANDALS
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JOIN OUR JOURNEY

When you invest in Aussie Soles, you are investing in a brand with lofty but achievable ambition.


Value Proposition
FEATURES/BENEFITS
• Comfort & Support
• Supportive of Podiatrist Treatments
• Helpful for issues such as Plantar Fasciitis
• Sports Recovery
Channels To Market
E-COMMERCE
• D2C
• Aussiesoles.com
• Amazon
PODIATRISTS
RETAILERS
• Sports
• Outdoors
• Comfort
• Pharmacies
Customer Segments
GROSS MARGIN 60%

We already have a successful brand and worldwide following of loyal customers, along with the infrastructure and leadership to take us to the next level.

Now we require a larger investment to follow through on our plans and take a bigger chunk of the $116B global markets.


WORLDWIDE
MARKET
$29.6 billion
2021
Revenue in Sandals & Outer Footwear
5.6 billion
2021
Volume of Pairs of Shoes
5.31% CAGR
2021-2025
CAGR Market Growth
1.1 pairs
2018
Average Volume per Person

SOURCE: Sandals, Textile & Other Footwear – United States. (2018). Retrieved from https://www.statista.com/outlook/11030000/109/sandals-textile-other-footwear/united-states


GO-TO-MARKET U.S.
E-COMMERCE:
SHOPIFY(D2C)
& AMAZON)
$4.3 MM
2021
42,825 Shoes
$11.2 MM
2022
112,950 Shoes
$26.0 MM
2023
262,969 Shoes
$52.2 MM
2024
525,938 Shoes
$104.3 MM
2025
1,051,875 Shoes
"E-commerce is seeing "unprecedented" gains due to the coronavirus pandemic ... with growth rates expected to surpass anything we've seen since the Great Recession." - Andrew Lipsman, eMarketer principal analyst at Insider Intelligence.*
$700 BILLION U.S. e-COM
18% GROWTH IN U.S. SALES
14.5% OF U.S. RETAIL SALES

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed *https://footwearnews.com/2020/business/retail/ecommerce-sales-2020-1203002298/*


GO-TO-MARKET U.S.
RETAIL STORES
& PHARMACIES
$9.5 MM
2021
540 Locations
$12.0 MM
2022
621 Locations
$15.1 MM
2023
714 Locations
$18.3 MM
2024
786 Locations
$21.1 MM
2025
864 Locations

OOFOS	2012	2014	2016	2018	2020
No of Stores in US	25	600	1,400	1,800	2,200

Disclaimer: *This slide contains forward-looking projections that cannot be guaranteed*


GO-TO-MARKET U.S.


$4.1 MM
2021
175 Locations
$5.4 MM
2022
201 Locations
$7.2 MM
2023
231 Locations
$9.1 MM
2024
266 Locations
$11.5 MM
2025
306 Locations
Aussie Soles Starfish Classic Orthotic Sandals and Flip Flops have been granted the APMA Seal of Acceptance.
ACCEPTED
AMERICAN PODIATRIC MEDICAL ASSOCIATION
306
2025 PODIATRISTS
18,000
2020 US PODIATRISTS*

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed

**Source: 2020 American Podiatric Medical Association*

REVENUE	**2021**	**2022**	**2023**	**2024**	**2025**
Sales	$18.98M	$32.07M	$57.04M	$96.83M	$171.48M
Less COGS	$4.26M	$6.90M	$11.82M	$19.70M	$34.45M
GROSS REVENUE	**$14.72M**	**$25.16M**	**$45.22M**	**$77.13M**	**$137.04M**
EXPENSE					
G&A	$436.93K	$669.64K	$690.38K	$713.31K	$737.04K
Sales & Marketing	$4.64M	$7.33M	$12.15M	$19.29M	$32.17M
Taxes	$1.16M	$2.30M	$4.65M	$8.51M	$15.89M
TOTAL EXPENSE	**$10.34M**	**$16.52M**	**$27.72M**	**$45.10M**	**$77.25M**
EBITDA	**$5.54M**	**$10.94M**	**$22.15M**	**$40.55M**	**$75.69M**

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed

PROJECTED PROFIT AND LOSS


2021-2025 PROJECTED PNL
GROSS REVENUE
TOTAL EXPENSE
EBITDA
$14,716,376.60
$10,338,074.75
$5,542,154.25
$25,163,869.25
$16,519,882.39
$10941,755.90
$45,219,680.36
$27,718,996.60
$22,152,764.25
$77,130,155.71
$45,097,967.94
$40,547,073.14
$137,038,458.86
$77,246,434.18
$75,686,107.19
2021
2022
2023
2024
2025

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed

PROJECTED GLOBAL SALES

GROSS SALES PER CHANNEL	**2021**	**2022**	**2023**	**2024**	**2025**
WEBSITE -SHOPIFY	$3,103,448	$7,758,619	$17,456,892	$34,913,784	$69,827,569
US PHARMACIES SPORT STORES & OUTLETS	$9,462,920	$11,970,593	$15,142,800	$18,322,788	$21,162,821
US AMAZON DISTRIBUTION	$1,149,661	$3,448,984	$8,622,459	$17,244,919	$34,489,838
EU AMAZON DISTRIBUTION	$1,149,661	$3,448,984	$8,622,459	$17,244,919	$34,489,838
US PODIATRISTS	$4,114,010	$5,440,778	$7,195,429	$9,102,218	$11,514,306
TOTAL GROSS SALES PER CHANNEL	**$18,979,700**	**$32,067,958**	**$57,040,041**	**$96,828,628**	**$171,484,370**

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed

PROJECTED GLOBAL SHOES SOLD

SHOES SOLD	2021	2022	2023	2024	2025
WEBSITE - SHOPIFY	31,050	77,625	174,656	349,313	698,625
US PHARMACIES SPORT STORES & OUTLETS	201,879	255,377	323,052	390,893	451,481
US AMAZON DISTRIBUTION	11,775	35,325	88,313	176,625	353,250
EU AMAZON DISTRIBUTION	11,775	35 ,325	88,313	176,625	353,250
US PODIATRISTS	102,839	136,005	179,867	227,532	287,828
TOTAL SHOES SOLD	**359,318**	**539,657**	**854,200**	**1,320,987**	**2,144,434**

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed

MARKETING COSTS

MARKETING	2021	2022	2023	2024	2025
WEBSITE D2C	$537,050	$1,510,453	$3,020,906	$5,286,586	$9,062,719
US AMAZON	$202,750	$684,281	$1,520,625	$2,661,094	$4,561,875
EU AMAZON	$202,750	$684,281	$1,520,625	$2,661,094	$4,561,875
Direct Mail, Email, Print	$10,000	$10,500	$11,025	$11,576	$12,155
Sales Commissions US Pharmacies, Stores & Outlets	$946,292	$1,197,059	$1,514,280	$1,832,279	$2,116,282
Sales Commissions US Podiatrists	$411,401	$544,078	$719,543	$910,222	$1,151,431
TOTAL MARKETING	**$2,310,243**	**$4,630,653**	**$8,307,004**	**$13,362,850**	**$21,466,336**

Disclaimer: This slide contains estimates that may not be accurate.

COGS PER CHANNEL	2021	2022	2023	2024	2025
WEBSITE - SHOPIFY	$441,520	$1,158,989	$2,738,111	$5,750,033	$12,075,069
US PHARMACIES SPORT STORES & OUTLETS	$2,549,467	$3,386,329	$4,497,892	$5,714,572	$6,930,347
US AMAZON DISTRIBUTION	$168,043	$529,334	$1,389,501	$2,917,953	$6,127,701
EU AMAZON DISTRIBUTION	$168,043	$529,334	$1,389,501	$2,917,953	$6,127,701
US PODIATRISTS	$936,252	$1,300,102	$1,805,355	$2,397,962	$3,185,093
TOTAL CGOS PER CHANNEL	**$3,821,803**	**$5,745,100**	**$9,082,250**	**$13,948,440**	**$22,370,843**

Disclaimer: This slide contains estimates that may not be accurate.

Funding Requirements:

FUNDING AREA	$1M RAISE
US Inventory Production	$180,000
EU Inventory Production	$100,000
Product Design & Development	$50,000
Tooling	$40,000
G&A	$40,000
Fulfillment	$350,000
Sales & Marketing	$140,000
Working Capital	$100,000
TOTAL FUNDING	**$1,000,000**



Product Design & Development 12%
Working Capital 3%


Tooling
10%
US Inventory
Production
40%
Marketing
and
Advertising
15%
EU Inventory Production
20%